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Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5000 tel 86 10 8567 5123 fax

February 23, 2018

Re:	Sunlands Online Education Group

Registration Statement on Form F-1

Mr. Paul Fischer

Ms. Celeste M. Murphy

Ms. Christie Wong

Mr. Terry French

Office of Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Fischer, Ms. Murphy, Ms. Wong and Mr. French:

On behalf of our client, Sunlands Online Education Group (the “Company”), a company incorporated under the laws of the Cayman Islands, we are filing the Company’s Registration Statement on Form F-1 (the “Registration Statement”) as well as certain exhibits to the Securities and Exchange Commission (the “Commission”).

The Company currently contemplates to launch the offering, subject to market conditions, by mid-March 2018. As such, we would be grateful if the Staff could respond promptly with additional comments, if any, on the Registration Statement prior to the contemplated public offering.

To facilitate your review, we have separately delivered to you four courtesy paper copies of the Registration Statement, marked to show changes to the Draft Registration Statement we submitted on January 19, 2018, and two copies of the submitted exhibits. In addition, the Company updated certain third-party market data cited in the Registration Statement to reflect the latest data. In this regard, the Company has supplementally submitted under separate cover four paper copies of the relevant portions of the third-party market data sources cited in the Registration Statement, marked to highlight the applicable portions containing the cited statements or statistics and cross-referenced to the relevant disclosure in the Registration Statement.

The Company plans to file an amendment to the Registration Statement which will include the audited consolidated financial statements and certain operating data for the year ended December 31, 2017 on or around March 7, 2018.

If you have any questions regarding this filing, please contact me at +86-10-8567-5005 (li.he@davispolk.com) and/or James C. Lin at +852 2533-3368 (james.lin@davispolk.com).

Thank you for your time and attention.

Securities and Exchange Commission	2	February 23, 2018

Yours sincerely,

/s/ Li He

Li He

cc:	Mr. Tongbo Liu, Chief Executive Officer

Mr. Yipeng Li, Chief Financial Officer

Sunlands Online Education Group

Mr. David Zhang, Esq.,

Kirkland & Ellis International LLP

Deloitte Touche Tohmastu Certified Public Accountants LLP